EXHIBIT 99.1

Supplementary Trust Data or End of Year Amounts

1.	Pool Principal Balance at end of Due Period	$374,186,022.30
2.	Class A Note Principal Balance after all distributions on the Payment Date	$368,478,748.34
3.	Class A Principal Distribution Amount received during the related Due Period	$13,863,652.54
4.	Interest Distribution for the Class A Notes paid on the Payment Date	$987,786.93
5.	Charge-Off Amounts incurred during the related Due Period	$26,732.53
6.	Total Servicing Fee for Year	$2,283,506